

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Png Bee Hin
Chief Executive Officer
IMMRSIV Inc.
1004, Toa Payoh North #04-12
318995
Republic of Singapore

> **Re: IMMRSIV Inc.**
> **Amendment No.2 to Draft Registration Statement on Form F-1**
> **Submitted October 21, 2022**
> **CIK No. 0001936574**

Dear Png Bee Hin:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 21, 2022

Business
Our Travel and Tourism Market & Offerings, page 65

1.   We note your response to our prior comment 4. Please reconcile this response with your disclosure stating "we aim to develop, acquire and/or integrate with an NFT minting platform." With a view toward disclosure, your response should describe the specific intentions of the company in facilitating the creation of NFTs, along with any intention to develop or acquire NFT minting platforms.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Ding